Mail Stop 3561

August 26, 2008

Robert Kremer
President and Chief Executive Officer
Michael Lambert, Inc.
121 Interpark Blvd., Suite 1204
San Antonio, Texas  78216

> **Re:** **Michael Lambert, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 15, 2008**
> **File No. 333-146517**

Dear Mr. Kremer:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

General

1. We note your response to prior comment 1 from our letter dated July 10, 2008.  Please advise or revise to include the financial statements required by Article 8 of Regulation S-X.  In this regard, an audited balance sheet as of the end of each of the most recent two fiscal years, that is November 30, 2007 and November 30, 2006 should be provided.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Plan of Operation for the Next Twelve Months, page 24

2. We note your response to prior comment six from our letter dated July 10, 2008 as well as the disclosure added to pages 18 and 20 of the revised registration statement.  Please clarify why your fundraising plans are contingent upon the current registration statement being declared effective.  The company will not receive any proceeds from sales made by the selling shareholders under this registration statement.  In addition, please revise the disclosure on page 24 to

include a discussion of how the company's operating plans will change if the company is unable to raise additional funds.

\*\*\*\*\*

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 with any questions regarding the comments on financial statements and related matters. Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     John S. Gillies
        The Loev Law Firm, PC